Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2010	2009	2008
Earnings
Income before income taxes	$1,782	$1,588	$1,425
Fixed Charges	502	462	408
Less: interest capitalized during period	(6)	(5)	(8)

	$2,278	$2,045	$1,825

Fixed Charges
Interest (expensed or capitalized)	$147	$139	$140
Portion of rent expense representative of interest	354	322	267
Amortization of deferred financing fees	1	1	1

	$502	$462	$408

Ratio of earnings to fixed charges	4.5	4.4	4.5